FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 30, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 30, 2004                                        By: Lorraine Day
                                                             ------------------
                                                             Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

23 June 2004

                               GlaxoSmithKline PLC


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 500,000 of its Ordinary Shares of 25 pence each ("Shares") on 23 June 2004 at a price of 1160.20 pence per share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 23,563,000 of its shares in treasury and has 5,910,185,657 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


23 June 2004                  Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 12,986 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 24 June 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
24 June 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


24 June 2004                  Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 11,378 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 25 June 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
25 June 2004

24 June 2004

                               GlaxoSmithKline PLC


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 650,000 of its Ordinary Shares of 25 pence each ("Shares") on 24 June 2004 at a price of 1164.32 pence per share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 24,213,000 of its shares in treasury and has 5,909,551,284 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

25 June 2004

                               GlaxoSmithKline PLC


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 1,000,000 of its Ordinary Shares of 25 pence each ("Shares") on 25 June 2004 at a price of 1149.90 pence per share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 25,213,000 of its shares in treasury and has 5,908,570,736 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 25 June 2004, that as a result of movement in the fund on 24 June 2004, the number of Ordinary Share ADRs held by the fund had changed from 18,960,416, to 18,976,794 at an average price of $42.90.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

28 June 2004

29 June 2004

                               GlaxoSmithKline PLC


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 355,000 of its Ordinary Shares of 25 pence each ("Shares") on 29 June 2004 at a price of 1139.57 pence per share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 26,418,000 of its shares in treasury and has 5,907,383,837 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


28 June 2004                  Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 3,516 Ordinary Shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.


The Company was advised of these transactions on 29 June 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
29 June 2004

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:


Sir Christopher Hogg acquired a beneficial interest in 47 Ordinary Shares purchased under a Personal Equity Plan on 28 June 2004 at (pound)11.50.

Mr J D Coombe acquired a beneficial interest in 14 Ordinary Shares purchased under a Personal Equity Plan on 28 June 2004 at (pound)11.50.

Mrs G A Coombe (wife of Mr J D Coombe) acquired a beneficial interest in 10 Ordinary Shares purchased under a Personal Equity Plan on 28 June 2004 at (pound)11.50.

Sir Peter Job acquired a beneficial interest in 2 Ordinary Shares purchased under a Personal Equity Plan on 28 June 2004 at (pound)11.50.


The Directors and the Company were advised of these transactions on 29 June
2004.



S M Bicknell
Company Secretary

30 June 2004